Exhibit 99.2

GREAT PANTHER MINING LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019

GREAT PANTHER MINING LIMITED	Page 1
Management’s Discussion & Analysis

TABLE OF CONTENTS

PROFILE	3
SIGNIFICANT EVENTS	3
CHANGE IN COST REPORTING MEASURES	5
OPERATIONAL AND FINANCIAL HIGHLIGHTS	6
MINING OPERATIONS	8
ADVANCED PROJECTS	15
SUMMARY OF SELECTED QUARTERLY INFORMATION	16
RESULTS OF OPERATIONS	18
OUTLOOK	24
LIQUIDITY AND CAPITAL RESOURCES	25
TRANSACTIONS WITH RELATED PARTIES	28
CRITICAL ACCOUNTING ESTIMATES	28
CHANGES IN ACCOUNTING POLICIES	28
NEW ACCOUNTING STANDARDS	28
FINANCIAL INSTRUMENTS	29
SECURITIES OUTSTANDING	29
NON-GAAP MEASURES	29
INTERNAL CONTROLS OVER FINANCIAL REPORTING	38
DISCLOSURE CONTROLS AND PROCEDURES	38
CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	38
CAUTIONARY NOTE TO U.S. INVESTORS	42

GREAT PANTHER MINING LIMITED	Page 2
Management’s Discussion & Analysis

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Great Panther Mining Limited (“Great Panther” or the “Company”) for the three and six-month periods ended June 30, 2019 and the notes related thereto, which are prepared in accordance with IAS 34 Interim Financial Reporting of International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), as well as the annual audited consolidated financial statements for the year ended December 31, 2018, which are in accordance with IFRS, the related annual MD&A, and the annual Form 40-F/Annual Information Form (“AIF”) on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

All information in this MD&A is current as at July 25, 2019, unless otherwise indicated. All dollar amounts are expressed in US dollars (“USD”), unless otherwise noted.

This MD&A contains forward-looking statements and should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this MD&A.

This MD&A contains references to non-GAAP measures. Refer to the section entitled Non-GAAP Measures for explanations of these measures and reconciliations to the Company’s reported financial results.

Some tables and summaries contained in this MD&A may not sum exactly, due to rounding.

PROFILE

Great Panther Mining Limited is an intermediate precious metals mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American trading under the symbol GPL. The Company has three wholly-owned mining operations including the recently acquired Tucano Gold Mine (“Tucano”), which produces gold doré and is located in Amapá State in northern Brazil. In Mexico, Great Panther operates the Topia Mine (“Topia”) in the state of Durango and the Guanajuato Mine Complex (“GMC”) in the state of Guanajuato. The GMC comprises the Guanajuato Mine, the San Ignacio Mine, and the Cata processing plant, producing silver and gold concentrate. The Topia Mine produces concentrates containing silver, gold, lead and zinc.

On March 5, 2019, the Company acquired Beadell Resources Limited (“Beadell”), a gold mining company previously listed on the Australian Securities Exchange which owned and operated Tucano. Tucano is part of an expansive set of exploration tenements, which are highly prospective and located in the under-explored ‘Birimian age’ greenstone terrane. The Company believes Tucano has significant potential in-mine and near-mine resource growth opportunities, in addition to multiple tenure-wide exploration targets.

Great Panther also owns the Coricancha Mine Complex (“Coricancha”), a gold-silver-copper-lead-zinc mine and 600 tonnes per day processing facility. Coricancha is located in the central Andes of Peru, approximately 90 kilometres east of Lima. Coricancha is on care and maintenance and the Company has made a formal decision to restart the mine, anticipated in 2020.

The Company also owns several exploration properties which include: El Horcón, Santa Rosa, and Plomo in Mexico, and Argosy in Canada. The El Horcón property is located 100 kilometres by road northwest of Guanajuato, Santa Rosa is located 15 kilometres northeast of Guanajuato, and the Plomo property is located in Sonora, Mexico. The Argosy property is located in the Red Lake Mining District in northwestern Ontario, Canada.

Additional information on the Company, including its AIF, can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml or on the Company’s website at www.greatpanther.com.

SIGNIFICANT EVENTS

Tucano Gold Mine

On March 5, 2019, Great Panther completed the acquisition of Tucano by acquiring 100% of the issued and outstanding shares of Beadell through the issuance of 103,593,043 Great Panther shares to Beadell shareholders (the "Acquisition"), representing approximately 38% of the post-acquisition issued and outstanding Great Panther shares.

GREAT PANTHER MINING LIMITED	Page 3
Management’s Discussion & Analysis

On April 3, 2019, all holders of the Beadell senior secured debentures maturing on June 30, 2023 previously issued by Beadell (the “Debentures”) accepted the Company’s repurchase offer made under the terms of the indenture governing the Debentures upon a change of control. The repurchase was completed for an aggregate price of $10.5 million, plus accrued interest.

At the end of April 2019, the Company completed the commissioning of the supplemental modular liquid oxygen supply system (“Supplemental Oxygen System”) at Tucano, which was designed to achieve budgeted gold recoveries when processing higher-grade sulphide ore produced by the mine. Prior to the installation of the Supplemental Oxygen System, Tucano was limited to processing primarily lower grade oxide material. Since commissioning, Tucano has achieved recovery rates of approximately 93% processing primarily sulphide material and increased production to approximately 12,000 Au eq oz for the month of June 2019.

Guanajuato Mine Complex

In the second quarter of 2019, production continued to be sourced entirely from the San Ignacio Mine, while the exploration program at Guanajuato advanced with three drill rigs in operation. The objective of the exploration program is to outline in-situ blocks of higher-grade mineralization and to bring the Guanajuato Mine back into production in 2020.

Topia Mine

In the second quarter of 2019, the Company continued the processing plant expansion project to increase plant capacity. However, structural engineering analysis recently determined the need for engineered rehabilitation of the foundation of the plant, specifically the primary ball mill. As a result, the completion date for the plant expansion was revised to the first quarter of 2020. To increase the ore feed for the expanded plant capacity, the Company conducted additional mine development in order to increase mining rates, and successfully secured the purchase of high-grade ore from a neighbouring small mine.

On January 29, 2019, the Company provided an update to the Mineral Resource at Topia, with an effective date of July 31, 2018. Compared to the previous update which had an effective date of November 30, 2014, Measured and Indicated ("M&I") Mineral Resources increased by 28% to 14,770,000 silver equivalent ounces (“Ag eq oz”) as a result of the conversion of some Inferred Mineral Resources to M&I. Additional Inferred Mineral Resources were also identified resulting in a decrease of 3% to 10,720,000 Ag eq oz compared to the previous update.

Coricancha

The Company completed the Bulk Sample Program (“BSP”, as further defined below) in June 2019, and the final results confirmed the key operating assumptions contained in the July 2018 Coricancha Preliminary Economic Assessment (“PEA”). Refer to Advanced Projects - Coricancha section for details of the BSP results.

Based on the results of the BSP, the Company approved a positive production decision to restart Coricancha, anticipated in 2020, subject to securing funding for the initial capital costs on favourable terms, and the ongoing successful optimization of the Tucano Gold Mine including the achievement of the mine’s production guidance for the second half of the year. With the BSP completed, the Company will keep Coricancha on care and maintenance while additional engineering and operational planning is completed prior to start-up to further optimize and de-risk the project.

At-The-Market Offering of up to $25 Million

On July 9, 2019, the Company entered into an At-the-Market Offering Agreement with H.C. Wainwright & Co. and Eight Capital (the “ATM Agreement”). Under the ATM Agreement, the Company will be entitled, at its discretion and from time-to-time during the term of the ATM Agreement, to sell common shares of the Company up to aggregate gross proceeds of $25 million (“ATM Facility”). Sales of the common shares will be made in "at-the-market distributions", as defined in National Instrument 44-102, directly on the NYSE American Stock Exchange or on any other existing trading market in the United States. No offers or sales of Common Shares will be made in Canada on the Toronto Stock Exchange or other trading markets in Canada. As of the date of the MD&A, the Company has not issued any common shares under the ATM Facility.

GREAT PANTHER MINING LIMITED	Page 4
Management’s Discussion & Analysis

Appointment of New Director

On May 7, 2019, the Company appointed Mr. Kevin Ross to its Board of Directors. Mr. Ross is a mining engineer with over 40 years of experience leading mining operations in Africa, Europe, North America and Latin America. He holds a BSc (Mining Engineering) from the Royal School of Mines, in London, England and an MBA from Cranfield School of Management, and is a registered European Engineer. Mr. Ross is currently the Chief Operating Officer of Orca Gold Inc., where he is leading studies to develop a gold mine in Sudan.

Appointment of New Chair of the Board of Directors

On July 16, 2019, Jeffrey R. Mason was appointed Chair of the Board of Directors of the Company. succeeding R.W. (Bob) Garnett, who is remaining on the Board. Mr. Mason has been a Director of, or advisor to, Great Panther since June 2014. He has been a senior executive and director of multiple mining companies, and currently serves on the boards of Auryn Resources Inc. and Torq Resources Inc. The Board and senior management thank Mr. Garnett for his tremendous contribution and service as Chair over the past seven years.

CHANGE IN COST REPORTING MEASURES

As a result of the Acquisition, the Company’s primary metal production by value is now gold. In addition, Great Panther’s Mexican silver mines operations produce a significant component of gold by-product. As a result, the Company has changed to primary reporting of cash cost and All-in sustaining cost (“AISC”) metrics on a per ounce of gold sold basis, net of by-product credits (refer to the Non-GAAP Measures section for definitions and reconciliations of these measures to the Company’s reported financial results). Cash cost and AISC measures on a payable silver ounce basis (net of by-product credits) continue to be provided for the Company’s Mexican operating mines as these remain primary silver producing mines by value.

GREAT PANTHER MINING LIMITED	Page 5
Management’s Discussion & Analysis

OPERATIONAL AND FINANCIAL HIGHLIGHTS

The consolidated operating and financial results and related discussion throughout the document reflect Tucano operations for the period from the Acquisition date March 5, 2019 to June 30, 2019.

	Q2 2019	Q2 2018	Change	Six months ended June 30, 2019	Six months ended June 30, 2018	Change
OPERATING RESULTS
Total material mined - Tucano (tonnes)[1]	5,009,392	-1	N/A1	6,578,074	-1	N/A1
Ore mined - Tucano (tonnes)[1]	534,846	-1	N/A1	638,706	-1	N/A1
Ore mined - Mexico (tonnes)	65,764	97,094	-32%	132,662	191,588	-31%
Tonnes milled - Tucano[1]	718,682	—	N/A1	912,849	-1	N/A1
Tonnes milled - Mexico (excluding custom milling)	63,886	95,169	-33%	133,540	192,038	-30%
Tonnes milled - Consolidated operations (excluding custom milling)	782,568	95,169	N/A1	1,046,389	192,038	N/A1
Plant gold head grade (g/t) - Tucano[1]	1.41	-1	N/A1	1.31	-1	N/A1
Gold ounces produced - Tucano	29,899	-1	N/A1	35,063	-1	N/A1
Gold ounces produced - Consolidated operations	33,461	5,492	509%	41,754	11,323	269%
Gold equivalent ounces (“Au eq oz”) produced[2]	39,922	13,522	195%	54,782	27,451	100%
Gold ounces sold	29,850	6,013	396%	38,039	11,674	226%
Au eq oz sold[2]	35,759	13,634	162%	50,003	26,697	87%
Cash cost per gold ounce sold[3]	914	$591	55%	$888	$518	71%
AISC per gold ounce sold, excluding corporate G&A expenditures [3]	1,167	$860	36%	$1,218	$794	53%
AISC per gold ounce sold[3]	1,274	$1,165	9%	$1,369	$1,097	25%

1 Some comparative data has not been provided as this relates to the period of ownership by Beadell. The data presented for the three and six months ended June 30, 2019 is the period from March 5, 2019 to June 30, 2019 for which the Company owned Tucano following the Acquisition.

2 Gold equivalent ounces are referred to throughout this document. Au eq oz were calculated using a 1:80 Au:Ag ratio, and ratios of 1:0.000795 and 1:0.00102258 for the price/ounce of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations.

3 The Company has included the non-GAAP performance measures cost per tonne milled, cash cost per gold ounce sold, cash cost per payable silver ounce, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, AISC per payable silver ounce, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER MINING LIMITED	Page 6
Management’s Discussion & Analysis

(in thousands, except per ounce, per share and exchange rate figures)	Q2 2019	Q2 2018	Change	Six months ended June 30, 2019	Six months ended June 30, 2018	Change
FINANCIAL RESULTS
Revenue	$45,278	$17,077	165%	$61,972	$34,096	82%
Mine operating earnings before non-cash items[1]	$11,798	$4,110	187%	$15,902	$9,335	70%
Mine operating earnings	$2,695	$2,903	-7%	$4,279	$6,922	-38%
Net loss	$(5,627)	$(2,765)	-104%	$(14,774)	$(2,862)	-416%
Adjusted EBITDA[1]	$3,114	$137	2,173%	$2,030	$551	268%
Operating cash flow before changes in net non-cash working capital	$1,595	$(537)	397%	$(1,908)	$(418)	-356%
Cash and short-term deposits at end of period	$9,945	$59,762	-83%	$9,945	$59,762	-83%
Net working capital at end of period	$471	$68,073	-99%	$471	$68,073	-99%
Adjusted net working capital at end of period[2]	$3,981	$68,073	-94%	$3,981	$68,073	-94%
Average realized gold price per oz3	$1,310	$1,274	3%	$1,306	$1,317	-1%
Average realized silver price per oz3	$15.03	$16.40	-8%	$14.92	$16.38	-9%
Loss per share - basic and diluted	$(0.02)	$(0.02)	0%	$(0.06)	$(0.02)	-200%
Brazilian real (“BRL”)/USD	$3.92	$3.60	9%	$3.84	$3.42	12%
Mexican peso (“MXN”)/USD	$19.13	$19.39	-1%	$19.17	$19.07	1%

1 The Company has included the non-GAAP performance measures cost per tonne milled, cash cost per gold ounce sold, cash cost per payable silver ounce, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, AISC per payable silver ounce, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

2 The Company has included an additional non-GAAP measure, adjusted net working capital, to exclude the remaining conversion rights on the loan owed to MACA Limited of $3,510, as MACA Limited exercised these conversion rights subsequent to June 30, 2019.

3 Average realized gold and silver prices are prior to smelting and refining charges.

GREAT PANTHER MINING LIMITED	Page 7
Management’s Discussion & Analysis

MINING OPERATIONS

Consolidated operations

	Q2 2019	Q2 2018	Change	% Change	Six months ended June 30, 2019	Six months ended June 30, 2018	Change	% Change
Total material mined - Tucano (tonnes) [1]	5,009,392	-1	N/A1	N/A1	6,578,074	-1	N/A1	N/A1
Ore mined - Tucano (tonnes)[1]	534,846	-1	N/A1	N/A1	638,706	-1	N/A1	N/A1
Ore mined - Mexico (tonnes)	65,764	97,094	(31,330)	-32%	132,662	191,588	(58,926)	-31%
Tonnes milled - Tucano[1]	718,682	-1	N/A1	N/A1	912,849	-1	N/A1	N/A1
Tonnes milled - Consolidated operations (excluding custom milling)	63,886	95,169	(31,283)	-33%	133,540	192,038	(58,498)	-30%
Consolidated Production
Gold (ounces)	33,461	5,492	27,969	509%	41,754	11,323	30,431	269%
Silver (ounces)	349,668	479,809	(130,141)	-27%	688,099	970,872	(282,773)	-29%
Lead (tonnes)	453	480	(27)	-6%	935	912	23	3%
Zinc (tonnes)	575	528	47	9%	1,237	1,061	176	17%
Au eq oz	39,922	13,522	26,400	195%	54,782	27,451	27,331	100%
Consolidated Sales
Gold ounces sold	29,850	6,013	23,837	396%	38,039	11,674	26,365	226%
Au eq oz sold	35,759	13,634	22,125	162%	50,003	26,697	23,306	87%
Cost metrics
Cash cost per gold ounce sold[2]	$914	$591	$323	55%	$888	$518	$370	71%
AISC per gold ounce sold, excluding corporate G&A expenditures[2]	$1,167	$860	$307	36%	$1,218	$794	$424	53%
AISC per gold ounce sold[2]	$1,274	$1,165	$109	9%	$1,369	$1,097	$272	25%

The consolidated operating results, cash cost and AISC for the three and six months ended June 30, 2019 reflect the Tucano operations from the date of the completion of the Acquisition, and a comparison to those of prior periods on an overall basis is not meaningful. Refer to the discussion of operating and cost metrics for the individual mines in the following sections.

Consolidated AISC per gold ounce sold for the second quarter of 2019 is higher than consolidated annual cost guidance of $1,030 - $1,130 per gold ounce sold (excluding corporate general and administrative (“G&A”) expenses) for the following reasons (Refer to Outlook section for discussion of 2019 production and cost guidance):

•	Tucano’s AISC was impacted by the processing factors noted until the end of April. Tucano also has a seasonal mine plan with higher productivity in the second half of the year when the weather is drier. Tucano’s AISC is therefore expected to decline in the third and fourth quarters to achieve the annual guidance. (See the following Tucano operations section for additional details.)
•	Topia’s AISC per Ag payable oz was affected by higher than normal cash cost per Ag payable oz, including non-recurring factors, as discussed in the Topia operations section below.
•	GMC’s AISC per Ag payable oz was higher than plan as is explained in detail in the GMC operations section below.
•	Adoption of the new accounting standard IFRS 16 - Leases.

1 The data presented for Q1 2019 is for the period from March 5, 2019 to March 31, 2019, the period for which the Company owned Tucano following the Acquisition.

2 The Company has included the non-GAAP performance measures cost per tonne milled, cash cost per gold ounce sold, cash cost per payable silver ounce, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, AISC per payable silver ounce, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER MINING LIMITED	Page 8
Management’s Discussion & Analysis

For the purposes of consolidated cash cost and AISC per gold ounce sold, GMC and Topia are incorporated on the basis of gold equivalent production and sales, and other metals produced are treated as by-products. See the non-GAAP measures section for detailed reconciliations and computation of these measures.

Tucano Gold Mine

	Q2 2019	Period from March 5, 2019 to June 30, 2019
Mining and Processing
Ore mined (tonnes)	534,846	638,706
Ore mined grade (g/t)	1.45	1.44
Marginal ore mined (tonnes)	11,422	24,582
Total waste mined (tonnes)	4,474,546	5,939,368
Total material mined (tonnes)	5,009,392	6,578,074
Strip ratio	8.5	9.7
Tonnes milled	718,682	912,849
Plant head grade (g/t)	1.41	1.31
Plant gold recovery (%)	91.9%	91.2%
Production
Gold ounces	29,899	35,063
Sales
Gold ounces	26,469	31,784
Cost metrics
Cost per tonne milled[1]	$34	$31
Cash cost per gold ounce sold[1]	$916	$882
AISC per gold ounce sold[1]	$1,142	$1,180

The data presented for the six months ended June 30, 2019 is for the period from Acquisition to June 30, 2019.

During the second quarter of 2019, Tucano produced 29,899 ounces of gold and processed 718,682 tonnes with an average grade of 1.41 g/t Au. On a monthly basis, the production results were as follows:

	April 2019	May 2019	June 2019	Q2 2019
Tonnes milled	254,700	204,795	259,187	718,682
Gold ounces produced	7,020	10,899	11,980	29,899
Plant head grade (g/t)	0.98	1.76	1.56	1.41
Plant gold recovery (%)	87.6%	94.1%	92.4%	91.9%

The significant improvement in the Tucano gold production, grades and recoveries from April 2019 to June 2019 is primarily attributable to the successful commissioning of the Supplemental Oxygen System at the end of April 2019, which enabled Tucano to process an increased proportion of higher-grade sulphide ore and achieve higher gold recoveries in May and June 2019. In April 2019, Tucano was processing mainly lower grade oxide ore. Tucano is also expected to achieve higher gold production in the third and fourth quarters of 2019 as it enters the dry season.

Cash cost per gold ounce sold for Tucano was $916 for the second quarter of 2019, compared to $710 in the first quarter of 2019 (from Acquisition date to March 31, 2019). The increase was mainly due to a substantial portion of production in the first quarter being from previously written-down low grade oxide material due to the limitations on processing higher grade sulphide material due to insufficient oxygen supply, whereas in the second quarter, production since the end of April, when the Supplemental Oxygen System was commissioned, was predominantly the higher grade sulphide material.

1 Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS.

GREAT PANTHER MINING LIMITED	Page 9
Management’s Discussion & Analysis

AISC per Au oz for Tucano was $1,142 for the second quarter of 2019, compared to $1,365 in the first quarter of 2019. The decrease was mainly due to lower stripping costs due to mining from areas with a lower strip ratio. Partly offsetting the decrease was high doré and refined gold inventory of approximately 7,300 Au eq oz at the end of the quarter that had the effect of increasing AISC on a per-unit basis. AISC per Au oz is also expected to continue to trend towards the Company’s annual consolidated guidance of $1,030 - $ 1,130 per Au oz as production increases and the strip ratio decreases in the third and fourth quarters.

GREAT PANTHER MINING LIMITED	Page 10
Management’s Discussion & Analysis

Guanajuato Mine Complex

Although the Company’s primary metal produced by value is now gold as a result of the Acquisition of Tucano, the Company continues to use and report cost metrics per payable silver ounce to manage and evaluate operating performance at GMC, as silver continues to represent a significant portion of its production.

	Q2 2019	Q2 2018	Change	% Change	Six months ended June 30, 2019	Six months ended June 30, 2018	Change	% Change
Tonnes mined	45,496	77,503	(32,007)	-41%	93,061	155,131	(62,070)	-40%
Tonnes milled	45,476	77,014	(31,538)	-41%	94,898	155,933	(61,035)	-39%
Production
Silver (ounces)	131,668	276,654	(144,986)	-52%	266,520	581,516	(314,996)	-54%
Gold (ounces)	3,209	5,240	(2,031)	-39%	5,958	10,826	(4,868)	-45%
Silver equivalent ounces (“Ag eq oz”) [1]	388,388	695,829	(307,441)	-44%	743,144	1,447,602	(704,458)	-49%
Sales
Gold ounces sold	3,132	5,832	(2,700)	-46%	5,721	11,317	(5,596)	-49%
Payable silver ounces	128,757	308,048	(179,291)	-58%	259,586	618,996	(359,410)	-58%
Ag eq oz sold[1]	379,340	774,644	(395,304)	-51%	717,229	1,524,329	(807,100)	-53%
Average ore grades
Silver (g/t)	105	127	(22)	-17%	104	131	(27)	-21%
Gold (g/t)	2.52	2.40	0.12	5%	2.28	2.45	(0.17)	-7%
Metal recoveries
Silver	85.5%	87.7%	-2.2%	-3%	84.4%	88.3%	-3.9%	-4%
Gold	87.0%	88.2%	-1.2%	-1%	85.5%	88.1%	-2.6%	-3%
Cost metrics
Cost per tonne milled[2]	$95	$111	$(16)	-14%	$96	$107	$(11)	-10%
Cash cost per payable silver ounce[2]	$5.12	$9.59	$(4.47)	-47%	$9.01	$6.92	$2.09	30%
AISC per payable silver ounce[2]	$13.03	$13.74	$(0.71)	-5%	$16.51	$11.36	$5.15	45%

The following discusses the changes in results for the second quarter of 2019 compared to the second quarter of 2018 unless otherwise noted.

Metal Production

Metal production decreased mainly due to lower throughput as the Company continues to only source ore from San Ignacio while focusing on an exploration program at Guanajuato. In addition, average silver grades were lower due to variability in the mineral resource. Silver and gold recoveries were lower due to the transition from processing an ore blend from Guanajuato and San Ignacio to San Ignacio ore which required metallurgical adjustments. These were partly offset by higher average gold grades due to mining from a high-grade stope during the quarter.

1 Silver equivalent ounces are referred to throughout this document. Ag eq oz are calculated using a 80:1 Ag:Au ratio and ratios of 1:0.0636 and 1:0.0818 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations.

2 Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS.

GREAT PANTHER MINING LIMITED	Page 11
Management’s Discussion & Analysis

Cost per tonne milled

Cost per tonne milled decreased as MXN denominated production costs declined as a result of the restructuring efforts in the fourth quarter of 2018 and the first quarter of 2019. This was partly offset by the decrease in mill throughput (net $18 per tonne effect), and the strengthening of the MXN to the USD ($2 per tonne effect).

Cash cost per payable silver ounce

Cash cost per payable silver ounce decreased primarily due to lower MXN production costs and lower smelting and refining charges, but was partly offset by lower payable silver ounces and lower gold by-product credits (net $5.54 per oz effect). Also offsetting the decrease in cash cost was the strengthening of the MXN to the USD, which had the effect of increasing production costs in USD terms by $1.07 per oz.

All-in sustaining cost per payable silver ounce

All-in sustaining cost decreased primarily due to the decrease in cash cost ($4.47 per oz effect) as described above, lower capital expenditures ($1.11 per oz effect), and lower sustaining exploration, evaluation and development (“EE&D”) expenses ($2.75 per oz effect). These factors were partly offset by the lower number of payable silver ounces which increased AISC on a per ounce basis ($5.78 per oz effect), and the Guanajuato Mine care and maintenance costs that commenced in the first quarter of 2019 ($1.84 per oz effect).

Exploration

Metres of exploration drilling	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018
Guanajuato Mine	1,951	462	1,951	1,769
San Ignacio Mine	5,186	2,871	6,840	6,658
Total	7,137	3,333	8,791	8,427

For the quarter ended June 30, 2019, the number of metres of exploration drilling increased compared to the same period in 2018 mainly due to the commencement of the focused exploration program for the Guanajuato Mine with the objective to outline in-situ blocks of higher-grade mineralization to bring it back into production in 2020. To date, the activities have included an extensive mine scale program including historical data review, geological mapping, rock sampling, and data compilation and interpretation, and underground drilling at three drill rigs at the Valenciana, Pozos and Rayas mines. The Company is also conducting surface drilling at San Ignacio to expand the existing mineral resource in the northern extent of the Nombre de Dios vein system, as well as to identify new resources in the San Pedro area along with the Melladito and Plateros vein systems.

Development and drilling costs for GMC are expensed.

Permitting

There have been no changes to the status of the GMC permitting matters since those disclosed in the Company’s MD&A for the three months ended March 31, 2019. Please refer to the notes to the Company’s consolidated financial statements for the three and six months ended June 30, 2019 for discussion of these matters.

GREAT PANTHER MINING LIMITED	Page 12
Management’s Discussion & Analysis

Topia Mine

Although the Company’s primary metal produced by value is now gold as a result of the Acquisition of Tucano, the Company continues to use and report cost metrics per payable silver ounce to manage and evaluate operating performance at Topia, as silver continues to represent the primary metal produced by value.

	Q2 2019	Q2 2018	Change	% Change	Six months ended June 30, 2019	Six months ended June 30, 2018	Change	% Change
Tonnes mined	20,268	19,591	677	3%	39,601	36,457	3,144	9%
Tonnes milled	18,410	18,155	255	1%	38,642	36,105	2,537	7%
Custom milling	957	—	957	100%	957	—	957	100%
Total tonnes milled	19,367	18,155	1,212	7%	39,599	36,105	3,494	10%
Production
Silver (ounces)	218,000	203,155	14,845	7%	421,580	389,356	32,224	8%
Gold (ounces)	353	253	100	40%	733	497	236	47%
Lead (tonnes)	453	480	(27)	-6%	935	912	23	3%
Zinc (tonnes)	575	528	47	9%	1,237	1,061	176	17%
Silver equivalent ounces [1]	413,467	385,956	27,511	7%	834,393	748,453	85,940	11%
Sales
Payable silver ounces	204,815	171,894	32,921	19%	377,062	337,271	39,791	12%
Gold ounces sold	249	180	69	38%	535	358	177	49%
Ag eq oz sold[1]	363,822	316,040	47,782	15%	708,031	611,431	96,600	16%
Average ore grades
Silver (g/t)	392	371	21	6%	363	360	3	1%
Gold (g/t)	1.01	0.69	0.32	46%	1.06	0.71	0.35	49%
Lead (%)	2.65	2.79	-0.14	-5%	2.62	2.67	-0.05	-2%
Zinc (%)	3.31	3.09	0.22	7%	3.39	3.14	0.25	8%
Metal recoveries
Silver	93.9%	93.9%	0%	0%	93.6%	93.3%	0.3%	0%
Gold	58.9%	63.1%	-4.2%	-7%	55.9%	60.0%	-4.1%	-7%
Lead	92.8%	94.7%	-1.9%	-2%	92.5%	94.5%	-2.0%	-2%
Zinc	94.3%	94.1%	0.2%	0%	94.4%	93.5%	0.9%	1%
Cost metrics
Cost per tonne milled[2]	$230	$162	$68	42%	$218	$179	$39	22%
Cash cost per payable silver ounce[2]	$13.88	$4.72	$9.16	194%	$12.34	$6.07	$6.27	103%
AISC per payable silver ounce[2]	$16.55	$6.71	$9.84	147%	$15.36	$7.48	$7.88	105%

The following discusses the changes in results for the second quarter of 2019 compared to the second quarter of 2018 unless otherwise noted.

1 Silver equivalent ounces are referred to throughout this document. Ag eq oz are calculated using a 80:1 Ag:Au ratio and ratios of 1:0.0636 and 1:0.0818 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations.

2 Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS.

GREAT PANTHER MINING LIMITED	Page 13
Management’s Discussion & Analysis

Tonnes milled

Mill throughput increased mainly due to additional mill feed from increased mining rates and adding new mining areas, as well as higher mill availability.

Metal Production

Metal production increased mainly due to higher throughput and improvement in average silver, gold and zinc grades. These factors were partly offset by lower lead grades, and lower gold and lead recoveries.

Cost per tonne milled

Cost per tonne milled increased primarily due to higher MXN production costs ($66 per tonne effect) (discussed further in the Cash cost per payable silver ounce section below), and the cost of high grade ore purchased from the neighbouring small mine ($10 per tonne effect). The strengthening of the MXN to the USD also contributed to the increase ($2 per tonne effect). These were partially offset by higher mill throughput ($10 per tonne effect).

Cash cost per payable silver ounce

Cash cost increased primarily due to higher MXN production costs ($9.64 per oz effect), as the Company incurred one-time costs related to an electricity charge adjustment made by the Mexico Federal Electricity Commission for underbilling the Company in the previous two years ($1.08 per oz effect), and higher plant maintenance costs in preparation for the ramp-up of the processing plant expansion (mainly the dry tailings filter press and the mineral patio, $1.64 per oz effect). Additionally, there were cost increases over the comparative period in mining contractor rates and production bonuses ($2.31 per oz effect), salaries and wages ($1.22 per oz effect), general maintenance costs ($1.12 per oz effect), electricity rates ($0.52 per oz effect), and rates for concentrate freight ($0.46 per oz effect). Other factors contributing to the increase in cash cost were higher smelting and refining charges ($1.50 per oz effect), lower by-product ($0.59 per oz effect), and the strengthening of the MXN to the USD ($0.21 per oz effect). These were partly offset by the high-grade ore purchased from the neighbouring small mine that translated into higher silver ounces per tonne milled, which had the positive effect of reducing unit cost ($2.45 per oz effect), and revenue from custom milling ($0.33 per oz effect).

All-in sustaining cost per payable silver ounce

All-in sustaining cost increased primarily due to the increase in cash cost ($9.16 per oz effect) as described above, higher capital expenditures ($0.81 per oz effect), higher sustaining EE&D expenses ($0.10 per oz effect), and lease liability payments ($0.09 per oz effect). These factors were partly offset by higher payable silver ounces ($0.32 per oz effect).

Permitting

There have been no changes to the status of the Topia permitting matters since those disclosed in the Company’s MD&A for the three months ended March 31, 2019. Please refer to the notes to the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2019 for discussion of these matters.

GREAT PANTHER MINING LIMITED	Page 14
Management’s Discussion & Analysis

ADVANCED PROJECTS

Coricancha

Great Panther acquired Coricancha in June 2017. In July 2018, the Company filed a PEA which outlined the potential for three million Ag eq oz of annual production, and in June 2019, it completed the BSP which successfully confirmed the key operating assumptions for Coricancha contained in the PEA. A total of 5,089 tonnes of mineralized material mined from the Constancia and Escondida veins was processed through the plant, which produced 15,561 ounces of silver, 303 ounces of gold, 107,319 pounds of lead, and 99,889 pounds of zinc through the production of a zinc concentrate and lead concentrate.

Based on the results of the BSP, the Company approved a positive decision to restart production, anticipated in 2020.

During the BSP, the Company identified several opportunities to enhance overall economics of the project, including reduction in dilution, reduction in transportation costs, improvement in plant recoveries, and optimization of tailings management. There is also potential to increase the life of mine through developing a mine plan for the resources not incorporated into the PEA, which utilizes only approximately 28% of the overall resource. The restart of Coricancha will also open a significant exploration opportunity through additional underground drilling and development.

With the BSP completed, subject to securing funding on favourable terms for the initial capital costs, and the ongoing successful optimization of the Tucano Gold Mine including the achievement of Tucano’s production guidance for the second half of the year, the Company will keep Coricancha on care and maintenance and conduct additional engineering and operational planning prior to the start-up to further optimize and de-risk the project. The development timeline necessary to restart Coricancha and reach full scale production is expected to be less than one year.

The Company does not currently plan to complete a feasibility study in connection with the production decision due to (i) the existing processing plant facility, (ii) the low initial capital costs to re-establish underground workings, and (iii) the Company’s knowledge of the mine and resource base. The National Instrument 43-101 Technical Report (“NI 43-101”) for the PEA was issued on July 13, 2018, and is available on the Company’s website, SEDAR and EDGAR.

Legacy tailings

The Company has undertaken the reclamation of certain legacy tailings facilities at Coricancha under a remediation plan approved by the Ministry of Energy and Mines (the “MEM”), the relevant regulatory body. In addition, as part of the purchase of Coricancha, the Company has an agreement with the previous owner for the reimbursement of costs to execute reclamation activities up to an agreed maximum. The Company continues to seek approval of a modification to a remediation plan from MEM in accordance with the recommendations of an independent consultant to preserve the stability of nearby areas. The Company has changed the scheduling of the reclamation work, pending a decision from the MEM regarding the proposal to modify the approved remediation plan.

Concurrently, the Company has successfully undertaken various legal measures to protect itself from any pending or new fines, penalties, regulatory action or charges from government authorities which may be initiated as a result of the change in timing of reclamation under the proposed plan. The Company believes this matter can be resolved favourably but cannot provide any assurance. Although the Company has all necessary permits to restart Coricancha, if this matter is not resolved favourably, it may impact the Company’s stated plans and objectives for Coricancha.

GREAT PANTHER MINING LIMITED	Page 15
Management’s Discussion & Analysis

SUMMARY OF SELECTED QUARTERLY INFORMATION

(000’s, except per-share amounts)	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017
Revenue	$45,278	$16,694	$13,647	$11,691	$17,077	$17,019	$17,384	$18,260
Production costs	33,480	12,590	11,630	11,024	12,967	11,794	12,422	12,092
Mine operating earnings before non-cash items[1]	11,798	4,104	2,017	667	4,110	5,225	4,962	6,168
Amortization and share-based compensation	9,103	2,519	811	610	1,207	1,206	1,207	1,362
Mine operating earnings	2,695	1,585	1,206	57	2,903	4,019	3,755	4,806
EE&D	4,488	2,759	3,768	3,341	2,617	3,326	2,568	2,652
Finance and other income (expense)	(84)	(2,457)	757	1,112	(912)	889	(459)	50
Net loss for the period	(5,627)	(9,146)	(3,559)	(3,642)	(2,765)	(97)	(1,918)	(666)
Basic and diluted earnings (loss) per share	(0.02)	(0.05)	(0.02)	(0.02)	(0.02)	(0.00)	(0.01)	(0.00)
Adjusted EBITDA[1]	3,114	(1,085)	(2,638)	(2,968)	137	415	904	1,482

	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017
Tonnes milled[2]	782,568	263,821	89,270	92,920	95,169	96,869	98,396	94,080
Production
Gold (ounces)	33,461	8,293	4,101	4,737	5,492	5,831	5,931	5,848
Silver (ounces)	349,668	338,431	438,152	448,840	479,809	491,063	514,218	532,803
Lead (tonnes)	453	481	474	572	480	433	441	442
Zinc (tonnes)	575	662	661	639	528	533	551	562
Au eq oz	39,922	14,860	11,897	12,789	13,522	13,928	13,322	13,506
Sales
Gold ounces sold	29,850	8,189	4,262	3,623	6,013	5,661	5,783	5,938
Au eq oz sold	35,759	14,244	11,807	10,592	13,634	13,063	12,975	13,531
Cost metrics
Cash cost per gold ounce sold[1]	$914	$793	$777	$1,002	$591	$440	$434	$278
AISC per gold ounce sold excluding corporate G&A expenditures[1]	$1,167	$1,404	$992	$1,367	$860	$723	$754	$558
AISC per gold ounce sold[1]	$1,274	$1,714	$1,385	$1,773	$1,165	$1,024	$1,044	$805

The following paragraphs describe the trends in results over the quarters presented and the factors that have contributed to these trends.

Trends in revenue over the last eight quarters

Revenue varies based on the quantity of metal production, timing of the sales of refined gold and metal concentrates, metal prices and terms of sales agreements. The climate in Mexico allows mining and exploration activities to be conducted throughout the year and therefore there are no meaningful seasonal effects on metal production from the Company’s Mexican operations. In Brazil, the Tucano operation is affected by seasonal weather. During the wet season (normally from February until July), production rates are lower than the dry season (normally August until January). Quarterly revenue has been on a rising trend since the acquisition of Tucano. Prior to the Acquisition of Tucano, the Company’s trend in revenue was mainly impacted by the fluctuation in prices for silver and gold.

1 The Company has included the non-GAAP performance measures cost per tonne milled, cash cost per gold ounce sold, cash cost per payable silver ounce, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, AISC per payable silver ounce, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

2 Excludes purchased ore.

GREAT PANTHER MINING LIMITED	Page 16
Management’s Discussion & Analysis

Metal production for the last six quarters was in the 11,800 - 13,900 Au eq oz range until the first quarter of 2019 when the metal production significantly increased due to the addition of Tucano. Metal production for the second quarter of 2019 also increased due to the successful commissioning of the Supplemental Oxygen System at Tucano.

Trends in net income over the last eight quarters

The Company’s net income is mainly dependent on fluctuations in metal prices, rates of metal production, variability in the mineral resource, EE&D activities, and foreign exchange rates, and since the acquisition of Tucano, seasonality of production has become a significant factor as discussed above. The Company also incurred significant EE&D expenditures in relation to the Coricancha BSP from the third quarter of 2018 until its completion in the second quarter of 2019. Production costs in Mexico have increased in more recent quarters as a result of higher variability in mineral resources at GMC, significant one-time charges affecting Topia’s plant costs, personnel restructuring costs and mining contractor rate increases at both GMC and Topia.

To mitigate its foreign exchange risk, the Company from time to time enters into forward contracts for foreign currencies. To the end of the first quarter of 2019, these were primarily for MXN. Commencing the second quarter of 2019, the Company entered into contracts for BRL. Such contracts can result in foreign exchange gains and losses, as these contracts are marked to market at the end of each reporting period. The second quarter of 2019, the first, third and fourth quarters of 2018 and the second and third quarters of 2017 reflected foreign exchange gains, while the first quarter of 2019, second quarter of 2018 and the fourth quarter of 2017 reflected foreign exchange losses, mainly due to these forward contracts. Foreign exchange gains or losses are included in finance and other income. Foreign exchange gains and losses also arise from the translation of foreign currency denominated transactions and balances into the functional currencies of the Company and its subsidiaries.

Since the second quarter of 2017, the Company’s exploration, evaluation and development expenditures have been primarily incurred in relation to the Coricancha care and maintenance and project expenditures after its acquisition in June 2017. Additional costs in 2018 were incurred when the Company completed the Coricancha PEA and commenced the BSP. These costs further increased in 2019 as the Company continued and completed the BSP in June 2019, and undertook exploration drilling at both Tucano and GMC.

G&A expenditures were fairly consistent over the last eight quarters with the exception of non-recurring G&A charges related to management changes in the third quarter of 2017, the inclusion of G&A expenditures of the parent company of Tucano since the Acquisition, and non-recurring legal and consulting fees associated with the Company’s filing of the base shelf prospectus and ATM Facility in the second quarter of 2019.

GREAT PANTHER MINING LIMITED	Page 17
Management’s Discussion & Analysis

RESULTS OF OPERATIONS

Three months ended June 30, 2019

Revenue

		Q2 2019			Q2 2018			% Change
	Tucano	GMC	Topia	Total	GMC	Topia	Total
Sales quantities
Gold (ounces)	26,469	3,132	249	29,850	5,832	180	6,012	397%
Silver (ounces)	—	128,757	204,815	333,572	308,048	171,894	479,942	-30%
Lead (tonnes)	—	—	443	443	—	434	434	2%
Zinc (tonnes)	—	—	427	427	—	382	382	12%
Au eq oz sold	26,469	4,742	4,548	35,759	9,683	3,950	13,633	162%
Revenue (000’s)
Gold revenue	$34,533	$4,216	$342	$39,091	$7,430	$231	$7,661	410%
Silver revenue	—	1,924	3,090	5,014	5,045	2,828	7,873	-36%
Lead revenue	—	—	819	819	—	1,045	1,045	-22%
Zinc revenue	—	—	1,082	1,082	—	1,089	1,089	-1%
Ore processing revenue	—	—	66	66	—	—	—	100%
Smelting and refining charges	(71)	(295)	(428)	(794)	(469)	(122)	(591)	34%
Total revenue	$34,462	$5,845	$4,971	$45,278	$12,006	$5,071	$17,077	165%
Average realized metal prices and FX rates
Gold (per ounce)				$1,310			$1,274	3%
Silver (per ounce)				$15.03			$16.40	-8%
Lead (per pound)				$0.84			$1.09	-23%
Zinc (per pound)				$1.15			$1.29	-11%
USD/CAD				1.338			1.290	4%
USD/BRL				3.917			3.603	9%
USD/MXN				19.128			19.393	-1%

Revenue generated in the second quarter was $45.3 million, representing an increase of $28.2 million or 165% compared to the second quarter of 2018. This was primarily attributable to the gold production and sales from Tucano of 26,469 gold ounces ($34.5 million effect), higher realized gold prices ($0.2 million effect) and ore processing revenue ($0.1 million effect). These factors were partly offset by lower sales volume from the Mexican operations ($6.4 million effect), primarily as a result of the temporary suspension of operations at the Guanajuato Mine. Also contributing to the decrease was higher Topia smelting and refining charges (which are netted against revenue), partly offset by lower GMC smelting and refining charges (net $0.2 million effect).

GREAT PANTHER MINING LIMITED	Page 18
Management’s Discussion & Analysis

(000’s)	Q2 2019	Q2 2018	Change	% Change
Revenue	$45,278	$17,077	$28,201	165%
Production costs	33,480	12,967	20,513	158%
Mine operating earnings before non-cash items[1]	$11,798	$4,110	$7,688	187%
Amortization and depletion	9,014	1,082	7,932	733%
Share-based compensation	89	125	(36)	-29%
Mine operating earnings	2,695	2,903	(208)	-7%
Mine operating earnings before non-cash items (% of revenue)	26%	24%
Mine operating earnings (% of revenue)	6%	17%
G&A expenses	$3,193	$1,702	$1,491	88%
EE&D expenses	4,488	$2,617	1,871	71%
Business acquisition costs	165	—	165	100%
Care and maintenance costs	238	—	238	100%
Finance and other income (expense)	(84)	$(912)	828	-91%
Tax expense (recovery)	154	$437	(283)	-65%
Net loss	$(5,627)	$(2,765)	$(2,862)	N/A
Adjusted EBITDA[1]	$3,114	$137	$2,977	N/A

Production Costs

Production costs for the second quarter of 2019 increased by $20.5 million compared to the second quarter of 2018. The increase was due to the addition of the Tucano operation ($24.2 million effect, which includes $6.5 million in mining costs, and $13.9 million in processing costs), and higher MXN production costs at the Topia operation ($1.2 million effect) due to one-time costs related to an electricity charge adjustment made by the Mexico Federal Electricity Commission for underbilling the Company in the previous two years, and higher plant maintenance costs in preparation for the ramp-up of the processing plant expansion (mainly the dry tailings filter press and the mineral patio). Additionally, there were cost increases over the comparative period in mining contractor rates and production bonuses, salaries and wages, general maintenance costs, electricity rates, and rates for concentrate freight. The strengthening of the MXN to the USD also had the impact of increasing production costs in USD terms ($0.1 million effect). These were partly offset by lower sales volume from the Mexican operations ($4.7 million effect), and lower MXN production costs at the GMC operation from the restructuring efforts earlier in the year ($0.3 million effect).

Mine Operating Earnings

Mine operating earnings before non-cash items increased by $7.7 million relative to the second quarter of 2018 as revenue increased by $28.2 million, which was partly offset by the $20.5 million increase in production costs.

Amortization and depletion increased compared to the second quarter of 2018 primarily due to the addition of Tucano amortization and depletion of $8.1 million.

General and administrative expenses

G&A expenses for the second quarter of 2019 increased 88% compared to the same period in 2018, primarily due to the addition of Tucano G&A expenses of $1.1 million related to the Australian head office of the acquired company, Brazil local office G&A, and some further restructuring costs incurred that will reduce future G&A expenditures. Great Panther is winding down the Australian head office and has reduced the associated G&A expenditures. Legal and consulting fees were higher primarily due to one-time costs totaling $0.3 million incurred on the Company’s filing of the base shelf prospectus and ATM Facility. In addition, audit and review fees paid in the second quarter were higher by $0.1 million due to the Beadell Acquisition and the adoption of IFRS 16 - Leases, and filing fees were higher by $0.1 million due to timing of payment. These were partly offset by the decrease in share-based compensation included in G&A by $0.2 million.

1 The Company has included non-GAAP performance measures such as mine operating earnings before non-cash items, throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER MINING LIMITED	Page 19
Management’s Discussion & Analysis

Exploration, evaluation and development expenses

EE&D expenses for the second quarter of 2019 increased $1.9 million or 71% compared to the same period in 2018, mainly due to $3.0 million of Coricancha expenditures, $2.0 million of which was related to the BSP (a $1.6 million increase) In addition there was a $0.2 million increase due to the addition of Tucano, $0.3 million incurred on the Guanajuato focused exploration program, $0.1 million incurred on San Ignacio exploration drilling, and $0.1 million incurred on additional development performed at Topia to increase current mining rates to achieve a higher production level for the anticipated plant expansion. These were partly offset by a $0.2 million decrease in GMC development expenses, and a $0.1 million decrease in corporate development expenses.

Finance and other income (expense)

Finance and other income (expense) primarily reflects interest income or expense and foreign exchange gains and losses. In the second quarter of 2019, the Company recorded $0.1 million finance and other expense, compared to the second quarter of 2018 where the Company recorded $0.9 million of finance and other expense. During the quarter ended June 30, 2019, the Company recorded a foreign exchange gain of $3.4 million which offset other expenses in this category. These were primarily interest expenses related to Tucano borrowings and past due payables of $1.7 million, a $1.1 million write-off of Tucano’s Imposto de Circulação de Mercadorias e Serviços (“ICMS”) - a Brazilian sales tax that was determined to be unrecoverable, and $0.45 million of accretion expense on lease liabilities. This compares to a foreign exchange loss of $0.8 million recorded in the second quarter of 2018. The Company recorded a foreign exchange gain in the second quarter of 2019 of $2.5 million as a result of a positive mark-to-market adjustment on the Company’s BRL/USD foreign exchange forward contracts and the addition of Tucano that resulted in $0.8 million of foreign exchange gains that mainly arose from the translation of foreign currency denominated borrowings into the Company’s USD presentation currency due to the appreciation of BRL against the USD since March 31, 2019.

Tax expense

Income tax expense decreased by $0.3 million in the second quarter of 2019, compared to the same period in 2018, which was mainly due to lower Mexican deferred special mining duties of $0.3 million, lower Mexican current special mining duties of $0.1 million, partly offset by higher Mexican withholding tax liabilities of $0.1 million.

GREAT PANTHER MINING LIMITED	Page 20
Management’s Discussion & Analysis

Net income (loss)

The second quarter of 2019 reflected a net loss of $5.6 million compared to net loss of $2.8 million in the second quarter of 2018. The increase was largely accounted for by the $1.5 million increase in G&A expenses and the $1.9 million increase in EE&D expenses. The EE&D expenditures for the second quarter of 2019 included $3.0 million of Coricancha expenditures which included the completion of the BSP. Coricancha expenditures are expected to decrease in the third and fourth quarters and until such time as the restart of the mine is initiated.

Adjusted EBITDA

Adjusted EBITDA was $3.1 million in the second quarter of 2019, compared to $0.1 million in the second quarter of 2018. The increase reflects a $7.7 million increase in mine operating earnings before non-cash items. This was partly offset by a $1.6 million increase in G&A cash expenses, a $1.8 million increase in EE&D expenses before non-cash items (such as non-cash share-based compensation and changes in estimates of reclamation provisions), a $1.1 million increase in other expenses and $0.2 million in Guanajuato care and maintenance costs.

Six months ended June 30, 2019

Revenue

	Six months ended June 30, 2019				Six months ended June 30, 2018			% Change
	Tucano	GMC	Topia	Total	GMC	Topia	Total
Sales quantities
Gold (ounces)	31,784	5,721	535	38,040	11,317	358	11,675	226%
Silver (ounces)	—	259,586	377,062	636,648	618,996	337,271	956,267	-33%
Lead (tonnes)	—	—	836	836	—	819	819	2%
Zinc (tonnes)	—	—	948	948	—	725	725	31%
Au eq oz sold	31,784	8,965	9,254	50,003	19,054	7,643	26,697	87%
Revenue (000’s)
Gold revenue	$41,413	$7,595	$680	$49,688	$14,912	$467	$15,379	223%
Silver revenue	—	3,942	5,555	9,497	10,144	5,524	15,668	-39%
Lead revenue	—	—	1,605	1,605	—	1,991	1,991	-19%
Zinc revenue	—	—	2,631	2,631	—	2,244	2,244	17%
Ore processing revenue	—	—	66	66	—	—	—	100%
Smelting and refining charges	(86)	(535)	(894)	(1,515)	(931)	(255)	(1,186)	28%
Total revenue	$41,327	$11,002	$9,643	$61,972	$24,125	$9,971	$34,096	82%
Average realized metal prices and FX rates
Gold (per ounce)				$1,306			$1,317	-1%
Silver (per ounce)				$14.92			$16.38	-9%
Lead (per pound)				$0.87			$1.10	-21%
Zinc (per pound)				$1.26			$1.40	-10%
USD/CAD				1.334			1.278	4%
USD/BRL				3.841			3.425	12%
USD/MXN				19.168			19.069	1%

Revenue increased by $27.9 million or 82% primarily attributable to the gold sales from the Tucano operation of 31,784 gold ounces ($41.3 million effect), and ore processing revenue ($0.1 million effect). These factors were partly offset by lower sales volume from the Mexican operations ($11.1 million effect), lower realized metal prices ($2.1 million effect) and higher smelting and refining charges which are netted against revenue ($0.3 million effect).

GREAT PANTHER MINING LIMITED	Page 21
Management’s Discussion & Analysis

(000’s)	Six months ended June 30, 2019	Six months ended June 30, 2018	Change	% Change
Revenue	$61,972	$34,096	$27,876	82%
Production costs	46,070	24,761	21,309	86%
Mine operating earnings before non-cash items[1]	$15,902	$9,335	$6,567	70%
Amortization and depletion	11,465	2,212	9,253	418%
Share-based compensation	158	201	(43)	-21%
Mine operating earnings	4,279	6,922	(2,643)	-38%
Mine operating earnings before non-cash items (% of revenue)	26%	27%
Mine operating earnings (% of revenue)	7%	20%
G&A expenses	$5,697	$3,357	$2,340	70%
EE&D expenses	7,247	$5,943	1,304	22%
Business acquisition costs	2,786	—	2,786	100%
Care and maintenance costs	385	—	385	100%
Finance and other income (expense)	(2,541)	$(23)	(2,518)	nm2
Tax expense (recovery)	397	$461	(64)	-14%
Net loss	$(14,774)	$(2,862)	$(11,912)	nm2
Adjusted EBITDA[1]	$2,030	$551	$1,479	nm2

Production Costs

Production costs increased by $21.3 million primarily due to the addition of the Tucano operation ($27.9 million effect). MXN production costs increased at the Topia operation ($1.2 million effect) due to one-time costs related to an electricity charge adjustment made by the Mexico Federal Electricity Commission for underbilling the Company in the previous two years, and higher plant maintenance costs in preparation for the ramp-up of the processing plant expansion (mainly the dry tailings filter press and the mineral patio). Additionally, there were cost increases over the comparative period in mining contractor rates and bonuses, salaries and wages, general maintenance costs, electricity rates, and rates for concentrate freight. MXN production costs increased at the GMC operation ($0.9 million effect) due to variability in the mineral resource that resulted in lower grades, recoveries and higher waste to ore ratios in the first quarter of 2019. These were partly offset by lower sales volume from GMC ($8.6 million effect), and the weakening of the BRL and MXN to the USD which had the impact of decreasing production costs in USD terms ($0.1 million effect).

Mine Operating Earnings

Mine operating earnings before non-cash items increased by $6.6 million as revenue increased by $27.9 million, which was partly offset by the $21.3 million increase in production costs.

Amortization and depletion increased primarily due to the addition of Tucano amortization and depletion of $9.7 million and the decrease in the mine life of Topia for accounting purposes based on the increase in production rate anticipated in 2019 and future years. These were partly offset by the cessation of amortization of Guanajuato plant and equipment at the end of the first quarter of 2018 as it was fully amortized.

1 The Company has included non-GAAP performance measures such as mine operating earnings before non-cash items, throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

2 The data presented for the three and six months ended June 30, 2019 is the period from March 5, 2019 to June 30, 2019 for which the Company owned Tucano following the Acquisition. Therefore, a comparison of the financial results to the comparative periods is not meaningful (“nm”).

GREAT PANTHER MINING LIMITED	Page 22
Management’s Discussion & Analysis

General and administrative expenses

G&A expenses increased 70% primarily due to the addition of Tucano G&A expenses of $1.5 million, non-recurring legal and consulting fees incurred on the Company’s filing of the base shelf prospectus and ATM Facility of $0.3 million, an increase of $0.1 million in audit and review fees due to the Acquisition and the adoption of IFRS 16 - Leases, a $0.2 million increase in amortization and depletion, and a $0.1 million increase in share-based compensation.

Exploration, evaluation and development expenses

EE&D expenses increased $1.3 million or 22% mainly due to a $1.7 million increase in expenditures related to the Coricancha BSP, a $0.5 million increase in San Ignacio development expenses, $0.2 million of Tucano EE&D expenses, $0.2 million related to the additional development performed at Topia to increase current mining rates to achieve a higher production level for the expanded processing plant, and a $0.1 million increase in Guanajuato exploration drilling. These factors were partly offset by a $0.8 million decrease in Guanajuato development expenses as it is currently on care and maintenance, and a $0.6 million decrease in corporate development expenses as the corporate development costs in the six months ended June 30, 2019 were related to the Acquisition and were therefore presented as business acquisition costs, whereas in the comparative period, the Company incurred $0.6 million of costs to search for and evaluate potential acquisition targets.

Finance and other income (expense)

Finance and other expense increased by $2.5 million primarily due to a $2.3 million increase in finance costs related to interest expense on the Tucano borrowings and past due payables, a $1.4 million increase in other expenses primarily due to the expensing of ICMS, $0.6 million of accretion expense on lease liabilities, and a $0.2 million decrease in interest income. These were partly offset by a $1.9 million increase in foreign exchange gains mainly due to the BRL/USD forward foreign exchange contracts, and a $0.2 million decrease in accretion expense.

Tax expense

Income tax expense decreased by $0.1 million, compared to the same period in 2018, which was mainly due to lower Mexican current special mining duties of $0.2 million, partly offset by higher Mexican withholding tax liabilities of $0.1 million.

Net income (loss)

The increase in net loss was largely due to a $2.3 million increase in G&A expenses (primarily due to the addition of Tucano), $2.8 million of Beadell business acquisition costs, a $2.6 million decrease in mine operating earnings, a $2.5 million increase in finance and other expense, a $1.3 million increase in EE&D expenses, and $0.4 million in Guanajuato Mine care and maintenance costs. These factors were partly offset by a $0.1 million decrease in income tax expense.

Adjusted EBITDA

The increase in adjusted EBITDA was primarily due to a $6.6 million increase in mine operating earnings before non-cash items, which was partly offset by a $2.1 million increase in G&A expenses before non-cash items, a $0.4 million in care and maintenance costs, a $1.4 million increase in other expenses, and a $1.2 million increase in EE&D expenses (net of changes in non-cash share based compensation and changes in reclamation provisions).

GREAT PANTHER MINING LIMITED	Page 23
Management’s Discussion & Analysis

OUTLOOK

Great Panther’s focus for the second half of 2019 will continue to be the optimization of Tucano including identifying and implementing cost saving and efficiency measures to improve profitability and reduce cash cost and AISC. With the successful commissioning of the Supplemental Oxygen System at the end of April 2019 and the upcoming dry season which has a lower strip ratio and higher material movement, Tucano’s production output and mine operating earnings are expected to increase. In addition, G&A costs of the Australian head office of the acquired company will decrease to $0.5 million in each of the third and fourth quarters, and then be substantially eliminated in the first half of 2020.

Great Panther is also advancing an exploration program focused on near mine exploration targets at Tucano, and is also developing and commencing a program aimed at capitalizing on Tucano’s significant longer-term exploration potential.

Great Panther continues to evaluate its head office resources and needed skills and competencies to facilitate the integration of Tucano and ongoing oversight and management of all of Great Panther’s operations and projects. In this regard, during the second quarter of 2019, the Company added a Vice President, Projects and Technical Services and a Director of Exploration, Brazil.

At GMC, the Company is continuing its multi-mine optimization strategy under which production is being sourced entirely from the San Ignacio Mine, while the exploration program at Guanajuato will continue in the third quarter with the objective of identifying in-situ blocks of higher-grade mineralization in order to bring the Guanajuato Mine back into production in 2020. The Company is planning to complete and announce an updated NI 43-101 resource estimate for GMC based on this year’s exploration program by the first quarter of 2020.

At Topia, the project to increase plant capacity has been delayed as structural engineering analysis recently determined the need for engineered rehabilitation of the foundation of the plant. As a result, the completion date for the plant expansion has been revised to 2020.

The Company is maintaining its 2019 production guidance. However, due to the above noted delay at Topia, the Mexican operations (GMC & Topia combined) are anticipated to produce at the lower end of the guidance.

Production and cash cost guidance	Q1 2019 Actual	Q2 2019 Actual	FY 2019 Guidance	FY 2018 Actual
Gold equivalent ounces[1] - Tucano (from March 5, 2019 acquisition date)	5,164	29,899	125,000 - 135,000	n/a
Gold equivalent ounces[1] - Mexico	9,696	10,023	46,500 - 50,000	52,137
Total gold equivalent ounces[1]	14,860	39,922	171,500 - 185,000	52,137
Cash cost per gold ounce sold[2]	$793	$914	$ 820 - $ 890	$664
AISC per gold ounce sold, excluding corporate G&A expenditures[2]	$1,404	$1,167	$ 1,030 - $ 1,130	$943

Tucano’s production profile is significantly weighted to the second half of the year due to the dry season which enables higher rates of mining productivity and lower strip ratios in the open pits. The quarterly production profile for the remaining quarters of the fiscal year remains unchanged and is expected to be as follows:

Tucano production guidance	Q3 2019	Q4 2019
Gold ounces	35,600 - 38,600	55,000 - 59,600

It is cautioned that cash cost and AISC are very sensitive to the MXN and BRL foreign exchange rates, and metal prices through the computation of by-product credits. To manage the Company’s exposure to changes in the BRL and MXN exchange rates, the Company may enter into forward contracts for these foreign currencies against USD at various rates and maturity dates.

1 Au eq oz were calculated using a 1:80 Au:Ag ratio, and ratios of 1:0.000795 and 1:0.00102258 for the price/ounce of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations.

2 Cash cost per gold ounce sold, AISC per gold ounce sold excluding corporate G&A expenditures, and AISC per gold ounce sold are non-GAAP measures. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER MINING LIMITED	Page 24
Management’s Discussion & Analysis

The Company is revising its guidance for non-sustaining capital expenditures and EE&D expenses for the year ended December 31, 2019:

Capex and EE&D expense guidance	1H 2019 Actual	Previous FY 2019 Guidance	Revised FY 2019 Guidance	Revised FY 2019 Guidance per gold ounce sold
Non-sustaining capital expenditures (including Tucano near mine exploration)	$ 2.1 million	$ 3.3 - $ 3.6 million	$ 7.0 - $ 8.5 million	$ 38 - $ 50
Non-sustaining EE&D (including Coricancha and GMC exploration)	$ 5.7 million	$ 15.3 - $ 16.7 million	$ 8.8 - $ 10.7 million	$ 48 - $ 62

The above noted guidance has been revised due to a reclassification of Tucano near mine exploration activities as non-sustaining capital expenditure (as this work is expected to identify new reserves), the delay in the plant expansion program at Topia, as well as the previously noted revised timing on the anticipated restart of Coricancha to 2020, which is subject to securing funding for the initial capital costs on favourable terms, and the ongoing successful optimization of the Tucano Gold Mine including the achievement of the mine’s production guidance for the second half of the year.

LIQUIDITY AND CAPITAL RESOURCES

Net working capital including cash and cash equivalents

(000’s)	June 30, 2019	December 31, 2018	Change
Cash and cash equivalents	$9,945	$24,524	$(14,579)
Short-term deposits	$—	$26,057	$(26,057)
Net working capital	$471	$61,851	$(61,380)
Adjusted net working capital	$3,981	$61,851	$(57,870)

Cash and short-term deposits decreased by $40.6 million in the first half of 2019 primarily due to $20.2 million of net repayment of Tucano borrowings, largely in connection with change of control provisions or negotiated settlements with creditors of the acquired parent company of Tucano. $12.7 million of cash was used in operating activities, reflecting working capital needs of Tucano and the funding of the Coricancha BSP. Lease liability repayments amounted to $2.4 million and capital investments drew $10.4 million in additions to plant and equipment, including $6.7 million of capitalized stripping and $0.7 million of capitalized confirmation and conversion drilling expenditures at Tucano, and $2.0 million on the Topia plant expansion project. These were partly offset by $2.7 million of partial repayment on the loan advanced to Beadell prior to the Acquisition, $1.4 million of cash received upon the Acquisition, $0.5 million in proceeds from the exercise of stock options, and $0.4 million in net cash recovery of the Coricancha environmental bond.

Adjusted net working capital reflects net working capital excluding the $3.5 million in remaining conversion rights on a loan owed to a former contractor at Tucano, MACA Limited (“MACA”) that was converted to common shares of the Company subsequent to June 30, 2019. Adjusted net working capital was $4.0 million as at June 30, 2019, a decrease of $57.9 million from the start of the year. The decrease was mainly due to the $20.2 million of net cash repayments of Tucano’s long-term borrowings, $10.4 million additions to mineral property, plant and equipment, and $5.2 million of lease liabilities recognized upon the adoption of IFRS 16 - Leases. The Company’s current borrowings reflect $14.9 million of unsecured revolving credit facilities of its Brazilian subsidiary, and $14.1 million of unsecured debt owed to MACA.

Adjusted net working capital at June 30, 2019 also reflected a high level of gold inventory of approximately 7,300 Au eq oz of doré and refined gold, most of which was either with the refiner or in transit, and concentrates with approximately 102,000 of contained Ag eq oz. As these inventories are carried at cost, the margin of the contained metals is not reflected in net working capital (approximately $2.6 million at prevailing metal prices on June 30, 2019).

GREAT PANTHER MINING LIMITED	Page 25
Management’s Discussion & Analysis

Operating activities

For the three months ended June 30, 2019, cash flows used in operating activities amounted to $3.8 million, compared to outflows of $0.7 million cash used by operating activities in the second quarter of 2018. The $3.1 million increase in cash outflows was primarily due to an increase in net working capital of $5.3 million, an increase in interest paid of $2.3 million, an increase in G&A cash expenses of $1.6 million, an increase in EE&D cash expenses of $1.8 million, an increase in other expenses of $1.1 million, Beadell business acquisition costs of $0.2 million, Guanajuato Mine care and maintenance costs of $0.2 million, and a decrease in interest received of $0.1 million. These factors were partly offset by an increase in mine operating earnings before non-cash items of $7.7 million, an increase in net realized foreign exchange gains of $1.4 million, and a decrease in income taxes paid of $0.3 million.

For the six months ended June 30, 2019, cash flow used in operating activities amounted to $12.7 million, compared to cash flows provided by operating activities of $3.4 million for the six months ended June 30, 2018. The $16.1 million decrease in cash flows was primarily due to the net impact of changes in net non-cash working capital items of $14.6 million, Beadell business acquisition costs of $2.8 million, an increase in G&A cash expenses of $2.1 million, an increase in interest paid of $2.6 million, an increase in other expenses of $1.4 million, an increase in EE&D cash expenses of $1.2 million, Guanajuato Mine care and maintenance costs of $0.4 million, and a decrease in interest received of $0.2 million. These factors were partly offset by an increase in mine operating earnings before non-cash items of $6.6 million, an increase in realized foreign exchange gains of $1.6 million, and a decrease in income taxes paid of $1.0 million.

Investing activities

The Company invests in short term deposits and similar instruments as part of its routine cash management procedures when it has excess cash. As these instruments are acquired or mature at various times and periods, cash flows provided by or used in investing activities vary significantly from quarter to quarter.

Excluding movements in short terms deposits, for the quarter ended June 30, 2019, the Company’s cash outflows during the current quarter included $6.3 million for additions to plant and equipment, partly offset by a $1.2 million refund in relation to the cash recovery on the Coricancha environmental bond. The investing cash outflows during the second quarter of 2018 related to $0.5 million in additions of plant and equipment.

For the six months ended June 30, 2019, the Company invested $10.4 million in plant and equipment, including $6.7 million of capitalized stripping at Tucano, $0.7 million of capitalized confirmation and conversion drilling expenditures at Tucano, and $2.0 million on the Topia plant expansion project. This was partly offset by $2.7 million of partial repayment received on the loan advanced to Beadell prior to the Acquisition, the $1.4 million cash received upon the Acquisition, and a $0.4 million net cash recovery in relation to the Coricancha environmental bond. The investing cash outflows during the first six months of 2018 related to $0.8 million in additions of plant and equipment.

Financing activities

Cash flows used in financing activities amounted to $22.6 million during the second quarter of 2019 and consisted of net cash repayment of Tucano borrowings of $20.7 million, and payment of lease liabilities of $1.9 million. The financing cash inflows of $0.2 million during the second quarter of 2018 related to proceeds from the exercise of stock options.

For the six months ended June 30, 2019, the Company used $22.1 million cash consisting of net cash repayment of borrowings of $20.2 million, and payment of lease liabilities of $2.4 million, partly offset by proceeds from the exercise of stock options of $0.5 million. The financing cash inflows for the six months ended June 30, 2018 related to $0.3 million in proceeds from the exercise of stock options.

GREAT PANTHER MINING LIMITED	Page 26
Management’s Discussion & Analysis

Trends in liquidity and capital resources

The Company anticipates that along with its cash flows generated from mining activities, and its current cash and other net working capital, it will require additional sources of capital in the next twelve months to fund capital investments and projects (including near mine exploration at Tucano and development plans for Coricancha). In April 2019, the Company settled convertible debentures assumed in the Acquisition in the amount of $10.5 million pursuant to a change of control right on the part of the convertible debenture holders. Also since the Acquisition, the Company made cash repayments totaling $6.2 million ($5.3 million to June 30, 2019 and $0.9 million subsequent) in connection with an amended credit agreement with MACA, and repaid the $5.0 million Santander - Itaú Facility in full. Although the Company had sufficient capital to settle the convertible debentures and make the repayments to Santander - Itaú and MACA, and currently projects positive operating cash flows, the Company expects that it will require further financing in the next 12 months under its current business plan in an amount equal to the convertible debenture, MACA loan repayments, and Santander - Itaú Facility repayment made since the Acquisition plus some of its existing scheduled debt repayments over this period. The Company has been deferring certain discretionary spending and undertaking cost cutting measures in order to reduce the amount of further financing anticipated under the current plan. As noted in the Significant Events section, the Company entered into an ATM Facility under which it can sell common shares up to aggregate gross proceeds of $25 million. The Company is also actively reviewing and considering additional financing options, including potential secured debt financing and equity issuances, which it considers probable in terms of completion based on the asset base and financial position of the Company. The Company plans to seek the appropriate mix of debt and equity financing to balance minimizing dilution to existing investors and leveraging its asset base which is largely unencumbered as the Company’s debt obligations are primarily unsecured.. The timing and amounts of additional financing will be dependent both on market conditions and the terms available to the Company, as well as the Company’s determination’s on timing in consideration of the performance of the Company’s operations. As a result, the Company may determine to defer certain capital expenditures, including the restart of Coricancha, to balance the Company’s requirements for capital against the need to ensure that the financing arrangements are aligned with the Company’s longer term capital plans.

Of the $30.1 million of current borrowings at June 30, 2019, $4.4 million was repaid at the date of this MD&A and there are approximately $16.5 million of repayments due in the remainder of 2019.

As the Company met its previously stated objective to grow by acquisition through the Acquisition, the Company will be focusing on Tucano integration and exploration, Guanajuato exploration, Topia processing plant expansion, and the restart of Coricancha in the next twelve months.

The Company’s operating cash flows are very sensitive to the prices of gold and silver, and foreign exchange rate fluctuations, as well as fluctuations in ore grades and other operating factors. Consequently, any cash flow outlook the Company provides may vary significantly. Spending and capital investment plans may also be adjusted in response to changes in operating cash flow expectations. An increase in average gold and silver prices from current levels may result in an increase in planned expenditures and, conversely, weaker average silver prices and gold prices could result in a reduction of planned expenditures.

The Company does not enter into any long-term hedging arrangements in respect of its metal production.

Contractual Obligations

(000’s)	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$24	$19	$5	$—	$—
Drilling services	561	561	—	—	—
Equipment purchases	1,576	1,576	—	—	—
Reclamation and remediation (undiscounted)	45,373	1,267	9,573	8,998	25,535
Total	$47,534	$3,423	$9,578	$8,998	$25,535

Under the terms of the acquisition agreement for Coricancha (the “Coricancha Acquisition Agreement”), Nyrstar N.V. (the “Vendor”) agreed to indemnify the Company for up to $20.0 million on account of certain reclamation and remediation expenses incurred in connection with Coricancha, including certain reclamation and remediation obligations noted in the table above. As at June 30, 2019, the Company’s unaudited condensed interim consolidated financial statements reflected a reimbursement right in the amount of $9.0 million due from the Vendor in respect of these reclamation and remediation obligations. Since closing the acquisition on June 30, 2017, the Company has received $1.8 million in reimbursements from the Vendor in respect of reclamation and remediation costs incurred by the Company at Coricancha.

GREAT PANTHER MINING LIMITED	Page 27
Management’s Discussion & Analysis

Under the Coricancha Acquisition Agreement, the Vendor also agreed to indemnify the Company for up to $4.0 million in respect of legal claims and fines and sanctions that the Company may be required to pay in connection with Coricancha. As at June 30, 2019, the Company had recorded a reimbursement right in the amount of $1.9 million recoverable from the Vendor in respect of certain fines and sanctions, and legal claims.

Pursuant to the acquisition of Coricancha on June 30, 2017, the Vendor agreed to maintain a remediation bond in the amount of $9,737 for Coricancha until at least June 30, 2020. Should the Company make a decision to permanently close Coricancha prior to June 30, 2020, the bond will be used to pay for remediation costs and obligations. If the Company has not made a decision to permanently close Coricancha by June 30, 2020, the Company will assume the obligation to maintain the required bond, and shall release Nyrstar from these obligations.

Off-Balance sheet arrangements

Other than as disclosed, the Company had no material off-balance sheet arrangements as at the date of this MD&A, that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

TRANSACTIONS WITH RELATED PARTIES

The Company had no material transactions with related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable, and are reviewed on an ongoing basis. Actual results may differ from these estimates.

See Critical Accounting Estimates in the Company’s annual MD&A as well as note 4 of the 2018 annual audited financial statements for a detailed discussion of the areas in which critical accounting estimates are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of its statement of financial position reported in future periods.

Significant new judgments made by management during the three and six month periods ended June 30, 2019 are those associated with the new significant judgements related to lessee accounting under IFRS 16 - Leases, purchase price accounting in arriving at estimated acquisition-date fair values for the net assets acquired and liabilities assumed on the Acquisition, determinations of the likelihood of loss for provisions and contingent liabilities related to the litigation matters assumed upon the Acquisition, and the determination that the functional currency of Beadell Brasil Ltda is the BRL and that of Beadell Resources Limited Australia is the Australian dollar (“A$”).

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

CHANGES IN ACCOUNTING POLICIES

The Company adopted the new IFRS 16 - Leases accounting standard effective January 1, 2019. See note 3 of the unaudited condensed interim consolidated financial statements for the three and six month periods ended June 30, 2019 for the impacts of the adoption of this standard.

NEW ACCOUNTING STANDARDS

There are no new accounting standards applicable to the Company.

GREAT PANTHER MINING LIMITED	Page 28
Management’s Discussion & Analysis

FINANCIAL INSTRUMENTS

(000’s)	Fair value[1]	Basis of measurement	Associated risks
Cash and cash equivalents	$9,945	Amortized cost	Credit, currency, interest rate
Short-term deposits	$—	Amortized cost	Credit, interest rate
Marketable securities	$2	Fair value through other comprehensive income (loss)	Exchange
Trade receivables	$3,812	Amortized cost	Credit, commodity price
Derivative assets	$2,506	Fair value through profit or loss	Credit, currency, interest rate
Restricted cash	$928	Amortized cost	Credit, currency, interest rate
Trade and other payables	$31,001	Amortized cost	Currency, liquidity
Borrowings	$42,535	Amortized cost	Currency, liquidity, interest rate

The Company is exposed in varying degrees to a few risks from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. A discussion of the types of risks the Company is exposed to, and how such risks are managed by the Company, is provided in note 20 of the annual audited consolidated financial statements for the year ended December 31, 2018.

SECURITIES OUTSTANDING

As of the date of this MD&A, the Company had 288,167,824 common shares issued and outstanding. There were 7,626,463 options, 1,439,600 restricted share units, 130,600 performance-based restricted share units, and 375,600 deferred share units outstanding.

NON-GAAP MEASURES

The Company has included certain non-GAAP performance measures throughout this MD&A, including cost per tonne milled, cash cost per gold ounce sold, cash cost per payable silver ounce, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, AISC per payable silver ounce, mine operating earnings before non- cash items, EBITDA and adjusted EBITDA each as defined in this section. The Company employs these measures internally to measure its operating and financial performance and to assist in business decision making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders also use these non-GAAP measures as information to evaluate the Company’s operating and financial performance. As there are no standardized methods of calculating these non-GAAP measures, the Company’s methods may differ from those used by others and, therefore, the use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

EBITDA and Adjusted EBITDA

EBITDA provides an indication of the Company’s continuing capacity to generate income from operations before taking into account the Company’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding interest expense, interest income, amortization and depletion, and income taxes.

1 As at June 30, 2019.

GREAT PANTHER MINING LIMITED	Page 29
Management’s Discussion & Analysis

Adjusted EBITDA adjusts EBITDA to exclude share-based compensation expense, foreign exchange gains and losses, impairment charges, changes in reclamation estimates recorded in EE&D, and non-recurring items. Under IFRS, entities must reflect within compensation expense the cost of share-based compensation. In the Company’s circumstances, share-based compensation can involve significant amounts that will not be settled in cash but are settled by the issuance of shares in exchange. The Company discloses adjusted EBITDA to aid in understanding the results of the Company.

(000’s)	Q2 2019	Q2 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Net loss for the period	$(5,627)	$(2,765)	$(14,774)	$(2,862)
Income tax expense	154	437	397	461
Interest income	(77)	(270)	(490)	(738)
Finance costs	2,553	341	3,361	638
Amortization of mineral properties, plant and equipment	9,139	1,108	11,683	2,264
EBITDA	$6,142	$(1,149)	$177	$(237)
Business acquisition costs	165	—	2,786	—
Foreign exchange loss (gain)	(3,449)	849	(1,732)	151
Share-based compensation	240	425	803	770
Changes in reclamation estimates recorded in EE&D	16	12	(4)	(133)
Adjusted EBITDA	$3,114	$137	$2,030	$551

Mine operating earnings before non-cash items

Mine operating earnings before non-cash items provides a measure of the Company’s mine operating earnings on a cash basis. This measure is provided to better assess the cash generation ability of the Company’s operations, before G&A expenses, EE&D expenses, share based compensation, and amortization. A reconciliation of mine operating earnings is provided in the Results of Operations section.

Cost per tonne milled

The Company uses cost per tonne milled to manage and evaluate operating performance at each of its mines. Cost per tonne milled is calculated based on total production costs on a sales basis, adjusted for changes in inventory, to arrive at total production costs that relate to metal production during the period. These total production costs are then divided by the number of tonnes milled during the period.

Management believes that the Company’s ability to control cost per tonne milled is one of its key performance indicators of its operations. The Company believes this measure provides investors and analysts with useful information about its underlying cost of operations and how management controls those costs.

GREAT PANTHER MINING LIMITED	Page 30
Management’s Discussion & Analysis

The following table reconciles cost per tonne milled to production costs, a component of cost of sales, for the three months ended June 30, 2019 and 2018:

(000’s, unless otherwise noted)	Tucano		GMC		Topia
	Q2 2019	Q2 2018	Q2 2019	Q2 2018	Q2 2019	Q2 2018
Production costs (sales basis)	$24,177	$—	$4,580	$9,914	$4,723	$3,053
Change in concentrate inventory	—	—	(188)	(1,284)	(68)	37
Selling costs	—	—	(60)	(70)	(192)	(147)
Production costs (production basis)	24,177	—	4,332	8,560	4,463	2,943
Tonnes milled, including custom milling	718,682	—	45,476	77,014	19,367	18,155
Cost per tonne milled	$34	$—	$95	$111	$230	$162

The following table reconciles cost per tonne milled to production costs, a component of cost of sales, for the six months ended June 30, 2019 and 2018:

(000’s, unless otherwise noted)	Tucano		GMC		Topia
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Production costs (sales basis)	$27,934	$—	$9,397	$18,266	$8,739	$6,495
Change in concentrate inventory	—	—	(210)	(1,400)	280	254
Selling costs	—	—	(123)	(158)	(393)	(281)
Production costs (production basis)	27,934	—	9,064	16,708	8,626	6,468
Tonnes milled, including custom milling	912,849	—	94,898	155,933	39,599	36,105
Cost per tonne milled	$31	$—	$96	$107	$218	$179

Cash cost per gold ounce sold

The Company uses cash cost to manage and evaluate operating performance at each of its mines. It is a widely- reported measure in the precious metals mining industry as a benchmark for performance, but does not have a standardized meaning. Cash cost is calculated based on the total cash operating costs with the deduction of revenues attributable to sales of by-product metals net of the respective smelting and refining charges. By-products consist of gold at GMC, and gold, lead and zinc at Topia.

Management believes that the Company’s ability to control cash cost is one of the key performance indicators for its operations. Having low cash cost facilitates profitability, even during times of declining commodity prices, provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improve the Company’s financial condition. The Company believes this measure provides investors and analysts with useful information about the Company's underlying cash cost of operations and the impact of by-product revenue on the Company’s cost structure, and consequently, it is a relevant metric to use to understand the Company’s operating profitability and its ability to generate positive cash flow.

The Company’s primary business is gold and silver production with the Acquisition of Tucano, and its future development and current operations focus on maximizing returns from gold production at Tucano, and silver production at GMC and Topia, and other metal production associated with the silver production process. As gold is the primary metal produced by value since the addition of Tucano, silver, zinc and lead produced from operations are considered as by-products. As a result, the Company’s non-GAAP cost performance measures are disclosed on a per payable gold ounce basis. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits from silver, zinc and lead sales that are associated with the gold production process, thereby allowing management and other stakeholders to assess the net costs of gold production.

GREAT PANTHER MINING LIMITED	Page 31
Management’s Discussion & Analysis

Cash cost and the associated by-product credits are computed based on sales during the period as opposed to a production basis. As such, the amount of the by-product credit may not directly correlate to the production reported for the period. Similarly, the cost per tonne milled during the period may not directly correlate to the cash cost reported for the same period due to differences between production and sales volumes.

The following table reconciles cash cost per gold ounce sold to production costs for the three months ended June 30, 2019 and 2018:

(000’s, unless otherwise noted)	Tucano		Mexico		Consolidated
	Q2 2019	Q2 2018	Q2 2019	Q2 2018	Q2 2019	Q2 2018
Production costs (sales basis)	$24,177	$—	$9,303	$12,967	$33,480	$12,967
Smelting and refining charges	71	—	723	591	794	591
Revenue from custom milling	—	—	(66)	—	(66)	—
Cash operating costs	24,248	—	9,960	$13,558	34,208	$13,558
Gross by-product revenue
Silver by-product revenue	—	—	(5,014)	(7,873)	(5,014)	(7,873)
Lead by-product revenue	—	—	(819)	(1,045)	(819)	(1,045)
Zinc by-product revenue	—	—	(1,082)	(1,089)	(1,082)	(1,089)
Cash operating costs, net of by-product revenue	$24,248	$—	$3,045	$3,551	$27,293	$3,551
Gold ounces sold	26,469	—	3,381	6,013	29,850	6,013
Cash cost per gold ounce sold	$916	$—	$901	$591	$914	$591

The following table reconciles cash cost per gold ounce sold to production costs for the six months ended June 30, 2019 and 2018:

(000’s, unless otherwise noted)	Tucano		Mexico		Consolidated
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Production costs (sales basis)	$27,933	$—	$18,137	$24,761	$46,070	$24,761
Smelting and refining charges	86	—	1,429	1,186	1,515	1,186
Revenue from custom milling	—	—	(66)	—	(66)	—
Cash operating costs	28,019	—	19,500	$25,947	47,519	$25,947
Gross by-product revenue
Silver by-product revenue	—	—	(9,497)	(15,668)	(9,497)	(15,668)
Lead by-product revenue	—	—	(1,605)	(1,991)	(1,605)	(1,991)
Zinc by-product revenue	—	—	(2,631)	(2,244)	(2,631)	(2,244)
Cash operating costs, net of by-product revenue	$28,019	$—	$5,767	$6,044	$33,786	$6,044
Gold ounces sold	31,784	—	6,255	11,674	38,039	11,674
Cash cost per gold ounce sold	$882	$—	$922	$518	$888	$518

Cash cost per payable silver ounce

Although the Company’s primary metal produced by value is now gold subsequent to Acquisition of Tucano, the Company still uses cash cost per payable silver ounce to manage and evaluate operating performance at its Mexican operating mines, GMC and Topia, as silver continues to represent a significant portion of the production at these two mines. The Company is therefore continuing to provide the following table that reconciles cash cost per payable silver ounce to production costs for the three months ended June 30, 2019 and 2018:

GREAT PANTHER MINING LIMITED	Page 32
Management’s Discussion & Analysis

(000’s, unless otherwise noted)	GMC		Topia
	Q2 2019	Q2 2018	Q2 2019	Q2 2018
Production costs (sales basis)	$4,580	$9,914	$4,723	$3,053
Smelting and refining charges	295	469	428	122
Revenue from custom milling	—	—	(66)	—
Cash operating costs	4,875	10,383	5,085	3,175
Gross by-product revenue
Gold by-product revenue	(4,216)	(7,430)	(342)	(231)
Lead by-product revenue	—	—	(819)	(1,045)
Zinc by-product revenue	—	—	(1,082)	(1,089)
Cash operating costs, net of by-product revenue	$659	$2,953	$2,842	$810
Payable silver ounces sold	128,757	308,048	204,815	171,894
Cash cost per payable silver ounce	$5.12	$9.59	$13.88	$4.72

The following table reconciles cash cost per payable silver ounce to production costs for the six months ended June 30, 2019 and 2018:

(000’s, unless otherwise noted)	GMC		Topia
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Production costs (sales basis)	$9,397	$18,266	$8,739	$6,495
Smelting and refining charges	535	931	894	255
Revenue from custom milling	—	—	(66)	—
Cash operating costs	9,932	19,197	9,567	6,750
Gross by-product revenue
Gold by-product revenue	(7,595)	(14,912)	(680)	(467)
Lead by-product revenue	—	—	(1,605)	(1,991)
Zinc by-product revenue	—	—	(2,631)	(2,244)
Cash operating costs, net of by-product revenue	$2,337	$4,285	$4,651	$2,048
Payable silver ounces sold	259,586	618,996	377,062	337,271
Cash cost per payable silver ounce	$9.01	$6.92	$12.34	$6.07

GREAT PANTHER MINING LIMITED	Page 33
Management’s Discussion & Analysis

All-in sustaining cost (AISC) per gold ounce sold

AISC has been calculated based on World Gold Council (“WGC”) guidance released in 2013 and updated in 2018. The WGC is not a regulatory organization and does not have the authority to develop accounting standards for disclosure requirements. The Company believes that the disclosure of this measure provides a broader measure of the cost of producing an ounce of gold at its operations as this measure includes sustaining capital and EE&D expenditures, G&A costs, and other costs not commonly included in the cost of production and therefore not included in cash cost.

AISC starts with cash cost net of by-product revenues and adds G&A expenditures inclusive of share-based compensation, lease liability payments, accretion of reclamation provisions, sustaining EE&D expenses, and sustaining capital expenditures. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output. Excluded are non-sustaining capital expenditures, which result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, or future earning potential, or which result in significant improvements in recovery or grade. Management believes that AISC represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows.

Expenses incurred in respect of Coricancha, El Horcón, Santa Rosa, and other exploration projects were considered non-sustaining.

The following table reconciles cash operating costs, net of by-product revenue, to AISC per gold ounce sold for the three months ended June 30, 2019 and 2018:

	Tucano		Mexico		Corporate		Consolidated
(000’s, unless otherwise noted)	Q2 2019	Q2 2018	Q2 2019	Q2 2018	Q2 2019	Q2 2018	Q2 2019	Q2 2018
Cash operating costs, net of by-product revenue[1]	$24,248	$—	$3,045	$3,550	$—	$—	$27,293	$3,550
G&A costs	—	—	—	—	2,923	1,348	2,923	1,348
Lease liability payments	1,837	—	25	—	53	—	1,915	—
Share-based compensation	—	—	—	—	239	425	239	425
Accretion	—	—	29	34	9	—	38	34
Sustaining EE&D costs	—	—	778	1,115	(31)	60	747	1,175
Stripping costs	3,814	—	—	—	—	—	3,814	—
Sustaining capital expenditures	339	—	496	473	—	—	835	473
Care and maintenance costs	—	—	238	—	—	—	238	—
All-in sustaining costs	$30,238	$—	$4,611	$5,172	$3,193	$1,833	$38,042	$7,005
Gold ounces sold	26,469	—	3,381	6,013	n/a	n/a	29,850	6,013
AISC per gold ounce sold	$1,142	$—	$1,364	$860	n/a	n/a	$1,274	$1,165

1 Cash operating costs, net of by-product revenue, are reconciled to the Company’s consolidated financial statements in the cash cost table.

GREAT PANTHER MINING LIMITED	Page 34
Management’s Discussion & Analysis

The following table reconciles cash operating costs, net of by-product revenue, to AISC per gold ounce sold for the six months ended June 30, 2019 and 2018:

	Tucano		Mexico		Corporate		Consolidated
(000’s, unless otherwise noted)	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Cash operating costs, net of by-product revenue[1]	$28,019	$—	$5,767	$6,044	$—	$—	$33,786	$6,044
G&A costs	—	—	—	—	4,818	2,731	4,818	2,731
Lease liability payments	2,218	—	35	—	112	—	2,365	—
Share-based compensation	—	—	—	—	803	770	803	770
Accretion	—	—	63	56	18	—	81	56
Sustaining EE&D costs	—	—	1,579	2,395	(22)	34	1,557	2,429
Stripping costs	6,717	—	—	—	—	—	6,717	—
Sustaining capital expenditures	538	—	1,024	771	—	—	1,562	771
Care and maintenance costs	—	—	385	—	—	—	385	—
All-in sustaining costs	$37,492	$—	$8,853	$9,266	$5,729	$3,535	$52,074	$12,801
Gold ounces sold	31,784	—	6,255	11,674	n/a	n/a	38,039	11,674
AISC per gold ounce sold	$1,180	$—	$1,415	$794	n/a	n/a	$1,369	$1,097

1 Cash operating costs, net of by-product revenue, are reconciled to the Company’s consolidated financial statements in the cash cost table.

GREAT PANTHER MINING LIMITED	Page 35
Management’s Discussion & Analysis

AISC per payable silver ounce

As noted above, although the Company’s primary metal produced by value is now gold subsequent to the Acquisition of Tucano, the Company still believes metrics on a silver basis is meaningful to manage and evaluate operating performance at its Mexican operating mines, GMC and Topia, as silver continues to represent a significant portion of the production at these two mines. The Company is therefore continuing to provide the following table that reconciles cash operating costs, net of by-product revenue, to AISC per payable silver ounce for the three months ended June 30, 2019 and 2018:

(000’s, unless otherwise noted)	GMC		Topia
	Q2 2019	Q2 2018	Q2 2019	Q2 2018
Cash operating costs, net of by-product revenue[1]	$659	$2,953	$2,842	$810
Lease liability payments	15	—	10	—
Accretion	13	22	16	12
Sustaining EE&D costs	711	1,072	67	43
Sustaining capital expenditures	42	185	454	288
Care and maintenance costs	238	—	—	—
All-in sustaining costs	$1,678	$4,232	$3,389	$1,153
Payable silver ounces sold	128,757	308,048	204,815	171,894
AISC per payable silver ounce	$13.03	$13.74	$16.55	$6.71

The following table reconciles cash operating costs, net of by-product revenue, to AISC per payable silver ounce for the six months ended June 30, 2019 and 2018:

(000’s, unless otherwise noted)	GMC		Topia
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Cash operating costs, net of by-product revenue[1]	$2,338	$4,285	$4,652	$2,048
Lease liability payments	14	—	21	—
Accretion	29	35	34	21
Sustaining EE&D costs	1,433	2,305	146	90
Sustaining capital expenditures	86	408	938	363
Care and maintenance costs	385	—	—	—
All-in sustaining costs	$4,285	$7,033	$5,791	$2,522
Payable silver ounces sold	259,586	618,996	377,062	337,271
AISC per payable silver ounce	$16.51	$11.36	$15.36	$7.48

1 Cash operating costs, net of by-product revenue, are reconciled to the Company’s consolidated financial statements in the cash cost table.

GREAT PANTHER MINING LIMITED	Page 36
Management’s Discussion & Analysis

AISC per gold ounce sold, excluding corporate G&A expenditures

AISC excluding corporate G&A expenditures reflects the AISC at the Company’s operating mines. The calculation starts with cash cost net of by-product revenues and adds accretion of reclamation provisions, lease liability payments, sustaining EE&D expenses, and sustaining capital expenditures for the operating mines. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output.

The following table reconciles cash operating costs, net of by-product revenue, to AISC per gold ounce sold, excluding corporate G&A expenditures for the three months ended June 30, 2019 and 2018:

	Tucano		Mexico		Consolidated
(000’s, unless otherwise noted)	Q2 2019	Q2 2018	Q2 2019	Q2 2018	Q2 2019	Q2 2018
Cash operating costs, net of by-product revenue[1]	$24,248	$—	$3,045	$3,550	$27,293	$3,550
Lease liability payments	1,837	—	25	—	1,862	—
Accretion	—	—	29	34	29	34
Sustaining EE&D costs	—	—	778	1,115	778	1,115
Stripping costs	3,814	—	—	—	3,814	—
Sustaining capital expenditures	339	—	496	473	835	473
Care and maintenance costs	—	—	238	—	238	—
All-in sustaining costs	$30,238	$—	$4,611	$5,172	$34,849	$5,172
Gold ounces sold	26,469	—	3,381	6,013	29,850	6,013
AISC per gold ounce sold, excluding corporate G&A expenditures	$1,142	$—	$1,364	$860	$1,167	$860

The following table reconciles cash operating costs, net of by-product revenue, to AISC per gold ounce sold, excluding corporate G&A expenditures for the six months ended June 30, 2019 and 2018:

	Tucano		Mexico		Consolidated
(000’s, unless otherwise noted)	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Cash operating costs, net of by-product revenue[1]	$28,019	$—	$5,767	$6,044	$33,786	$6,044
Lease liability payments	2,218	—	35	—	2,253	—
Accretion	—	—	63	56	63	56
Sustaining EE&D costs	—	—	1,579	2,395	1,579	2,395
Stripping costs	6,717	—	—	—	6,717	—
Sustaining capital expenditures	538	—	1,024	771	1,562	771
Care and maintenance costs	—	—	385	—	385	—
All-in sustaining costs	$37,492	$—	$8,853	$9,266	$46,345	$9,266
Gold ounces sold	31,784	—	6,255	11,674	38,039	11,674
AISC per gold ounce sold, excluding corporate G&A expenditures	$1,180	$—	$1,415	$794	$1,218	$794

1 Cash operating costs, net of by-product revenue, are reconciled to the Company’s consolidated financial statements in the cash cost table.

GREAT PANTHER MINING LIMITED	Page 37
Management’s Discussion & Analysis

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining internal controls over financial reporting to provide reasonable assurance in respect of the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS. There have been no changes that occurred during the three months ended June 30, 2019 that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation.

For accounting purposes, the Acquisition was completed on March 5, 2019. As permitted by the Sarbanes-Oxley Act and applicable Canadian Securities Commission rules related to business acquisitions, the Company anticipates that it will exclude Tucano from its annual assessment of internal controls over financial reporting for the year ending December 31, 2019.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is also responsible for the design and effectiveness of disclosure controls and procedures that are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, are made known to the Company’s certifying officers. There have been no changes that occurred during the three months ended June 30, 2019 that have materially affected, or are reasonably likely to affect the Company’s disclosure controls and procedures.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this document constitute “forward-looking statements” within the meaning of the United States "Private Securities Litigation Reform Act" of 1995 and “forward-looking information” within Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, addressing activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans”, “intends”, “expects”, “may”, “forecast”, “project”, “budgets”, “potential”, and “outlook”, or similar words, or statements that certain events or conditions “may”, “might”, “could”, “can”, “would”, or “will” occur. Forward-looking statements reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors, which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

In particular, this MD&A includes forward-looking statements, principally under the section titled Outlook, but also elsewhere in this document relating to estimates, forecasts, and statements as to management’s expectations, opinions and assumptions with respect to the future production of gold, silver lead and zinc; profit, operating costs and cash flows; grade improvements; sales volume and selling prices of products; capital and exploration expenditures, plans, timing, progress, and expectations for the development of the Company’s mines and projects; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices and exchange rates; the impact of foreign currency exchange rates; expenditures to increase or determine reserves and resources; sufficiency of available capital resources; title to claims; expansion and acquisition plans; and the future plans and expectations for the Company’s properties and operations. Examples of specific information in this MD&A and/or incorporated by reference to the unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 30, 2019 that may constitute forward-looking statements are:

Regarding Tucano:

•	Expectations regarding the production profile for Tucano for the remainder of 2019;
•	Expectations regarding the exploration plans for Tucano;
•	Expectations of significant exploration potential for Tucano, including multiple in-mine and near-mine opportunities with the potential to extend the mine life;

GREAT PANTHER MINING LIMITED	Page 38
Management’s Discussion & Analysis

•	Expectations regarding cost synergies and operating cost reductions that may be achieved after completion of the Acquisition;

Regarding GMC:

•	Expectations that the Company will maintain operations while it continues to compile and submit technical information to the Comisión Nacional del Agua (“CONAGUA”), and while the Company awaits CONAGUA’s review of such information;
•	Expectations that the current tailings footprint at GMC can be maintained and can support operations at GMC until at least 2021;
•	Expectations that permits associated with the use and expansion of the tailings storage facility (“TSF”) at GMC will be granted in due course and on favourable terms, with no suspension of GMC operations;
•	Expectations that additional economic resources are identified at GMC; and
•	Expectations that the Company will receive any additional water use and discharge permits required to maintain operations at GMC.

Regarding Topia:

•	Expectations that permits associated with the use of the TSF at Topia will continue to be granted in due course, with no suspension of Topia operations;
•	Expectations regarding the completion of the Phase II TSF at Topia;
•	Expectations regarding increasing the processing capacity from Topia in 2020; and
•	Expectations that the Company will be able to achieve compliance with the voluntary environmental audit program authorized by the Procuraduría Federal de Protección al Ambiente (“PROFEPA”) by January 2020, and that upon completion of the compliance program, further reviews will not lead to future suspensions of operations.

Regarding Coricancha:

•	The expectation that pending proposals for modification of an approved closure plan for Coricancha will conclude with the approval of the Ministry of Energy and Mines (“MEM”), which may also resolve any related fines or penalties;
•	Expectations regarding the availability of funds to restart production at Coricancha;
•	Expectations that the restart of Coricancha will be in 2020;
•	Expectations regarding the costs to restart Coricancha;
•	Expectations that Coricancha can be restarted and operated on the operating assumptions confirmed by the BSP;
•	Opportunities relating to optimization of mining at Coricancha, future exploration at Coricancha and the expansion of the mine life for Coricancha indicated under the PEA; and
•	Expectations regarding the reclamation process at Coricancha.

Regarding general corporate matters:

•	Guidance provided in the Outlook section of this MD&A, such as production, cash cost, AISC, capital expenditures, and EE&D expenditures;
•	Expectations that along with its cash flows generated from mining activities, and its current cash and other net working capital, the Company will require additional sources of capital in the next twelve months to fund capital investments and projects;
•	Expectations regarding future debt or equity financings;
•	Expectations regarding access to additional capital to fund additional expansion or development plans and general working capital needs; and

GREAT PANTHER MINING LIMITED	Page 39
Management’s Discussion & Analysis

•	Expectations in respect of permitting and development activities.

GREAT PANTHER MINING LIMITED	Page 40
Management’s Discussion & Analysis

These forward-looking statements are necessarily based on a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies, as described below. These assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to, general business and economic conditions; the supply and demand for, deliveries of, and the level and volatility of prices of, silver, gold, lead, zinc, and copper; expected Canadian dollar, BRL, MXN, Peruvian soles and USD exchange rates; the timing of the receipt of regulatory and governmental approvals for development projects and other operations; costs of production, and production and productivity levels; estimated future capital expenditures and cash flows; the continuing availability of water and power resources for operations; the accuracy of the interpretation and assumptions used in calculating reserve and resource estimates (including with respect to size, grade and recoverability); the accuracy of the information included or implied in the various independently produced and published technical reports; the geological, operational and price assumptions on which these technical reports are based; conditions in the financial markets; the ability to attract and retain skilled staff; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; the ability to secure contracts for the sale of the Company’s products (metals concentrates); the execution and outcome of current or future exploration activities; that current financial resources will be sufficient for planned activities and to complete further exploration programs; the possibility of project delays and cost overruns, or unanticipated excessive operating costs and expenses; the Company’s ability to maintain adequate internal control over financial reporting, and disclosure controls and procedures; the ability of contractors to perform their contractual obligations; operations not being disrupted by issues such as mechanical failures, labour or social disturbances, illegal occupations and adverse weather conditions; that financial resources will be sufficient to fund new acquisitions, if any.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, changes in commodity prices; changes in foreign currency exchange rates; acts of foreign governments; political risk and social unrest; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; unanticipated operational difficulties due to adverse weather conditions; failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters; failure of counterparties to perform their contractual obligations; delays in obtaining necessary permits for extension of operations; an unfavourable decision by the MEM with respect to the proposed modification to the Coricancha reclamation plan; adverse results of the technical, economic and environmental studies to be completed for Coricancha; inability to maintain or obtain permits for operations; deterioration of general economic conditions, and other risks described herein or in the Company’s most recent Form 40-F/AIF.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A. The Company will update forward-looking statements and information if and when, and to the extent required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Further information can be found in the section entitled "Description of the Business - Risk Factors" in the most recent Form 40-F/AIF on file with the SEC and Canadian provincial securities regulatory authorities. Readers are advised to carefully review and consider the risk factors identified in the Form 40-F/AIF for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. It is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in the Form 40-F/AIF.

GREAT PANTHER MINING LIMITED	Page 41
Management’s Discussion & Analysis

CAUTIONARY NOTE TO U.S. INVESTORS

This MD&A has been prepared in accordance with Canada securities regulations, which differs from the securities regulations of the United States. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are used in accordance with Canadian NI 43-101, however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all the mineral deposits in these categories will ever be converted into reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of Inferred Mineral Resources cannot form the basis of feasibility or other advanced economic studies. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.

GREAT PANTHER MINING LIMITED	Page 42
Management’s Discussion & Analysis